Mail Stop 0308

March 30, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Christopher Schilling
President and Principal Executive Officer
Sydys Corporation
2741 East Hastings Street
Suite 209
Vancouver, British Columbia V5K 1Z8
CANADA

Re:	Sydys Corporation
      Amendment No. 2 to Registration Statement on Form SB-2
      File No. 333-120893
      Filed on March 23, 2005

Dear Mr. Schilling:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Cover Page

1. Disclose at the top of the cover page that selling shareholders will be offering 2,470,000 shares in addition to the shares that you have indicated will be sold by you.

2. On the cover page, please delete the qualifier "considered" in the statement indicating that your officers and directors are underwriters. Please make similar revisions throughout the prospectus.

3. Please clearly disclose on the cover page and in the plan of distribution whether the direct offering shares will be sold before the shares of the selling shareholders will be sold. If the shares offered by you will not be sold before the selling shareholders sell their shares, please disclose the risk to investors in the risk factors that you may not have funds to continue the development of your business if only the selling shareholders sell their securities in this offering.

Summary of Our Offering, page 6

4. We reissue our prior comment 2. Please provide more details about your business operations and products and services in your summary section. See Item 503(a) of Regulation S-B. Please disclose in the summary that you have not contacted any publishers to date and have taken only minimal steps towards developing your business. We further note that your website indicates that you offer the "highest returns available online" and that you are a "leader in online advertising." Please provide us with support for these claims given that you have not commenced operations. It is unclear how you may make these claims since you have not conducted any market research as indicated on page 18.

5. In the offering table, you indicate that 4,000,000 shares will be offered. Please revise the "Securities being offered" line to make clear that an additional 2,470,000 will be offered by the selling shareholders.

Selected Financial Data, page 7

6. Please disclose your income statement data for the quarterly period ended December 31, 2004.

Use of Proceeds, page 9

7. We note your response to our prior comment 3. However, you state that your prospective shareholders "have no responsibility whatsoever to pay any of the offering expenses." Please clarify that the company will be responsible for the offering expenses if the minimum proceeds are raised. Also, please revise your table on page 58 so that it is consistent with your table in this section.

Business, page 18

8. We note your response to our prior comment 5. You state that you
"will not generate revenues from [y]our operations unless [you] raise the minimum amount of this offering." However, it is possible that you will not generate revenues from your operations even if you raise the minimum amount from your offering. Therefore, please clarify the meaning of this phrase, or delete this statement.



Planned Services, page 19

9. Please provide us with the basis for the statement that a mark-up of 25% to 50% is standard and comparable to your competitors.

Research and Development, page 23

10. We reissue our prior comment 9. You must estimate the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities are borne directly by your customers. See
Item 101(b)(10) of Regulation S-B. You state that your trafficaces website was developed free of charge by your officers and directors, and your officers and directors spent no money on research and development. However, on page 25 you state you are developing websites that will cost $1,000 for your corporate website, $2,000 for your advertising and publishing website, and $2,000 for your reseller website. Therefore, please explain how neither you nor your officers or directors spent any money on research and development over the last two fiscal years, especially since your reseller website, www.trafficaces.com, is on the Internet already.

Significant Assumptions, page 27

11. You state that you will purchase three dual Zeon servers, four
P4
Desktop PC`s, and one Cisco switch if you raise the maximum proceeds from your offering. Please disclose what equipment you will purchase if you raise only the minimum amount of proceeds from your offering.
If you will purchase no equipment, please disclose this in your document.

12. On the bottom of page 27, you state that if you raise the minimum amount of proceeds from this offering, you will integrate the software into your websites, test it, and debug the software for a cost of between $5,000 and $10,000. Also, you state that if you raise the maximum proceeds from the offering, you will integrate the software into your websites, test it, and debug the software for a cost of between $5,000 and $10,000. Please tell us whether the amount of proceeds you receive will determine the amount you spend on the costs of integrating, testing, and debugging your software. Further, you state that you have allocated $70,000 for new enhancements. Please disclose if that figure depends on whether you raise the minimum or maximum proceeds in your offering.

13. Please estimate how much you would spend on your marketing and advertising activities if you raise the minimum proceeds in your offering, and please estimate how much you would spend on your marketing and advertising activities if you raise the maximum proceeds in your offering.


Know[n] material risks, trends, and uncertainties, page 29

14. Please consider including your "Blocking Software" and "Network
Publishers" paragraphs as risks in your Risk Factors section.

Principal and Selling Stockholders, page 34

15. We could not locate any revisions to prior comment 14. Please revise the disclosure or provide a response to this comment.

Financial Statements, page 39

16. Please revise the index to your financial statements to indicate clearly the unaudited and audited financial statements included in your registration statement.

Note 1(b), Basis of Presentation, page F-5

17. We note that you did not file Form 10-KSB for the year ended September 30, 2004. Therefore, please revise this section to state that your unaudited interim financial statements should be read in conjunction with your audited financial statements included in this registration statement.

Note 5, Income Taxes, page F-7

18. It appears that you have disclosed your tax net operating loss and the change in your net deferred tax asset and valuation allowance related to your tax net operating loss for the quarterly period ended
December 31, 2004 and not the amounts of your tax net operating loss, net deferred tax asset, and valuation allowance as of December 31, 2004. Also, it appears that the tax loss of $17,711 at September 30,
2004 expiring in fiscal 2024 is not correct. Please explain your disclosures to us or revise to disclose your tax net operating loss and related deferred tax asset and valuation allowance as of December
31, 2004. Further, please revise this section to describe clearly the net loss, statutory tax rate, and effective tax rate for the period presented.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson at (202) 942-1935, or
Michael
Moran, Accounting Branch Chief, at (202) 942-2823, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 824-5505, Ellie Quarles, Special Counsel, at (202) 942-1859, or me at (202) 942-1900
with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, WA 99201
	Via Fax: (509) 747-1770
??

??

??

??

Sydys Corporation
March 30, 2005
Page 1